FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

High Tide Inc. (the "Company")

Unit 112, 11127 - 15 Street N.E.
Calgary, Alberta T3K 2M4

Item 2: Date of Material Change

June 1, 2022

Item 3: News Release

The news release was disseminated via Newswire on June 1, 2022 and was filed on SEDAR at www.sedar.com.

Item 4: Summary of Material Change

On June 1, 2022 the Company completed its acquisition of the 100% equity interest of Livonit Foods Inc., operating as Bud Heaven, for CAD $2.8 Million, by issuing 564,092 common shares of the Company and will pay $1 Million upon settlement of the post-closing working capital adjustment pursuant to a share purchase agreement (the "Transaction").

Item 5.1: Full Description of Material Change

Please see news release attached as Schedule "A".

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Raj Grover

President, Chief Executive Officer & Director

Tel: (403) 770-9435 Email: raj@hightideinc.com

Item 9: Date of Report

June 9, 2022

SCHEDULE "A"

(See attached)

FOR IMMEDIATE RELEASE

High Tide Closes Acquisition of Bud Heaven, Adding Two
Established Cannabis Retail Stores in Ontario

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated December 3, 2021 to its short form base shelf prospectus dated April 22, 2021.

Calgary, AB, June 1, 2022 / CNW / − High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is pleased to announce that further to its press release dated March 30, 2022, the Company has completed its acquisition (the "Acquisition") of 100% of the equity interest of Livonit Foods Inc. operating as Bud Heaven ("Bud Heaven") which operates two retail cannabis stores in Ontario (the "Stores") for CAD$2.8 Million (the "Transaction"). The Stores are located at 77 Manitoba Street, and 125 Muskoka Road Highway 118 West, in Bracebridge. The Manitoba Street store is located in the heart of Downtown Bracebridge, which has been voted among the "10 most historic downtowns in Ontario",1 offering a wide variety of shops and restaurants, serving as a hub for tourist traffic. The Muskoka Road Highway 118 West store is in a retail plaza anchored by national discount grocery, and located adjacent to a provincial liquor store. The Stores are the only retail cannabis stores that are currently operational in the Town of Bracebridge. For the three months ended October 31, 2021, Bud Heaven generated annualized revenue of CAD$4.7 Million and annualized Adjusted EBITDA2 of CAD$0.8 Million. The purchase price represents 3.5x annualized Adjusted EBITDA for the three months ended October 31, 2021.

TRANSACTION DETAILS

The Acquisition was completed pursuant to the terms of a share purchase agreement dated March 29, 2022 ("Acquisition Agreement"). High Tide acquired 100% of Bud Heaven for CAD$2.8 Million, by issuing 564,092 common shares of High Tide (each a "High Tide Share") and will pay CAD$1 Million, in cash, upon settlement of the post-closing working capital adjustment. Pursuant to the Acquisition Agreement, High Tide had the option to pay an amount equal to the difference between the volume weighted average price per High Tide Share on the TSX Venture Exchange ("TSXV") for the ten consecutive trading days preceding closing of the Acquisition, and the Discounted Market Price (as such term is defined in the TSXV policies), as of the date the Acquisition was initially announced, which allowed High Tide to pay the cash portion of the Purchase Price instead of issuing additional High Tide Shares.

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1 Source: https://www.bracebridge.ca/en/explore/Downtown-Bracebridge.aspx#.

2 Adjusted EBITDA is a non-IFRS financial measure.

Pursuant to the Acquisition Agreement, the purchase price is subject to a post-closing working capital adjustment provision. Under this provision, the parties will adjust the purchase price to offset any increase or decrease of the net working capital as of the closing date. The closing of the Acquisition remains subject to final approval from the TSXV.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 124 current locations spanning Ontario, Alberta, Manitoba, and Saskatchewan. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology - Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and BlessedCBD.de, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

ABOUT BUD HEAVEN

Bud Heaven was the first legal cannabis retailer to operate in the Muskoka Region and has been privileged to serve the local cannabis community since their first store opened in 2020. Their business culture is based on a passion for cannabis, supporting their customers' well-being, integrity, inclusiveness, and diversity. They pride themselves on their knowledgeable team and their technological savvy, which allow them to optimize their operations and customers' experiences.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to: the anticipated effects of the Acquisition on the business and operations of High Tide; the suitability of the locations of the Stores; and High Tide's plans to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value..

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: High Tide's financial condition and development plans do not change as a result of unforeseen events; there will continue to be a demand, and market opportunity, for High Tide's product offerings; current and future economic conditions will neither affect the business and operations of High Tide nor High Tide's ability to capitalize on anticipated business opportunities); the continued suitability of the location of the Stores, although considered reasonable by management of High Tide at the time of preparation, may prove to be imprecise and result in actual results differing materially from those anticipated, and as such, undue reliance should not be placed on forward-looking statements.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the risks associated with the cannabis and CBD industries in general; the inability of High Tide to pursue more retail acquisitions in the future, the inability of High Tide to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value; the location of the Stores no longer being a suitable location for continued operations for such store.

Forward-looking statements, forward-looking financial information and other metrics presented herein are not intended as guidance or projections for the periods referenced herein or any future periods, and in particular, past performance is not an indicator of future results and the results of High Tide in this press release may not be indicative of, and are not an estimate, forecast or projection of High Tide future results. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide's public filings and material change reports, which are and will be available on SEDAR.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

CONTACT INFORMATION

Media Inquiries

Omar Khan

Senior Vice President - Corporate and Public Affairs

High Tide Inc.

omar@hightideinc.com

Investor Inquiries

Vahan Ajamian

Capital Markets Advisor

High Tide Inc.

vahan@hightideinc.com